

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2021

Robert Tichio
Chairman
Decarbonization Plus Acquisition Corp IV
2744 Sand Hill Road, Suite 100
Menlo Park, CA 94025

> **Re: Decarbonization Plus Acquisition Corp IV**
> **Form S-1 filed March 15, 2021, Amendment No. 1 to Form S-1 filed 4/7/2021**
> **File No. 333-254259**

Dear Mr. Tichio:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Amendment No. 1 to Form S-1 filed 4/7/2021

General

1. Please add a new risk factor discussing the exclusive forum provision in Exhibit 4.4, Section 9.3 (Warrant Agreement).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Cara Lubit at 202-551-5909 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance